UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number     333-108545
Hyundai ABS Funding Corporation
as Depositor to Hyundai Auto Receivables Trust 2005-A

(Exact Name of Registrant as Specified in Charter)
10550 Talbert Avenue, Fountain Valley, California 92708          (714) 594-1579
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Hyundai Auto Receivables Trust 2005-A: Class A-1 Notes, Class A-2 Notes,
Class A-3 Notes, Class A-4 Notes, Class B Notes, Class C Notes, Class D Notes

Title of Each Class of Securities Covered by this Form
none

Titles of All Other Classes of Securities for Which a Duty to File Reports Under Section 13(a) or 15(d) Remains
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate Number of Holders of Record as of the Certification or Notice Date:    80
Pursuant to the requirements of the Securities Exchange Act of 1934, Hyundai ABS Funding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 17, 2006	By:	/s/ Min Sok Randy Park
Min Sok Randy Park,
Vice President & Secretary